                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated February 17, 2005, "ALSTOM Refinances Part of Its Debt"

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                       ALSTOM

Date: February 17, 2005                By: /s/ Henri Poupart-Lafarge
                                           -------------------------------------
                                           Name:   Henri Poupart-Lafarge
                                           Title:  Chief Financial Officer

PRESS INFORMATION

                                                                17 February 2005

                       ALSTOM REFINANCES PART OF ITS DEBT

ALSTOM announced today the preliminary results of its exchange offer launched on
27 January  2005.  It was  proposed to debt holders to exchange the €650 million bonds due July 2006 and the €250 million bonds due September  2006 for new bonds due March 2010.  The purpose of this  transaction  was to smooth  ALSTOM's  debt profile and to ensure greater flexibility. These new bonds will bear a coupon of
6.25%.

Institutional  holders  will  exchange  around €650  million of the €900 million bonds  eligible for exchange,  corresponding  to an exchange  ratio of more than
70%. An exchange  offer period is now open to  individual  investors (in France,
Luxembourg and Switzerland only) from 17 February 2005 until 24 February 2005.

ALSTOM has decided to issue the maximum  authorised amount of €1 billion for new
2010 bonds:  given the €650 million to be exchanged  by  institutional  holders,
ALSTOM  intends to issue a maximum  amount of €350 million of  additional  bonds with same terms and conditions.

Investor Contacts

ALSTOM:

Press relations:           S. Gagneraud/G. Tourvieille
                           (Tel. +33 1 41 49 27 40 / +33 1 41 49 27 13)
                           internet.press@chq.alstom.com

Investor relations:        E. Châtelain
                           (Tel. +33 1 41 49 37 38)
                           investor.relations@chq.alstom.com

      ALSTOM - 3 avenue André Malraux - 92300 Levallois (France) -
          Tél: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 32

PRESS INFORMATION

This notice is not an offer of securities or a solicitation to tender securities in the  United  States.  The  exchange  offer is not  being  made,  directly  or indirectly,  in the United States or and is not available to persons  located in the United States or to U.S. persons.  The securities  referenced herein may not be offered or sold in the United  States  unless they are  registered  under the
U.S.  Securities  Act of 1933,  as  amended  or exempt  from  registration.  The securities  referenced  herein have not been and are not being  registered under the U.S.  Securities Act and neither ALSTOM nor any other person intends to make a public offer of these  securities in the United States.  This notice is issued pursuant to Rule 135c of the U.S. Securities Act.

      ALSTOM - 3 avenue André Malraux - 92300 Levallois (France) -
          Tél: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 32